UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

            Shelter Properties II Limited Partnership
                        (Name of Issuer)

                    Limited Partnership Units
                 (Title of Class of Securities)

                              None
                         (CUSIP Number)

                    Keith L. Schaitkin, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          June 13, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
                          SCHEDULE 13D

CUSIP No. None


1    NAME OF REPORTING PERSON
          High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14   TYPE OF REPORTING PERSON*
          PN
                              SCHEDULE 13D

CUSIP No. None


1    NAME OF REPORTING PERSON
          Riverdale LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14   TYPE OF REPORTING PERSON*
          OO
                              SCHEDULE 13D

CUSIP No. None


1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/

                                                                   (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14   TYPE OF REPORTING PERSON*
          IN

                     AMENDMENT NO. 1 TO SCHEDULE 13D

          This statement ("Statement") constitutes Amendment No. 1 to the
Schedule 13D filed with the Securities and Exchange Commission on November 17, 1995 (the "Initial Filing"). Unless otherwise indicated, capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Filing.

          This Statement hereby amends the items identified below, or the particular paragraphs of such items which are identified below.

Item 4.   Purpose of Transaction

          Item 4(a) is hereby amended to add the following:

          High River Limited Partnership ("High River") entered into an agreement dated as of June 13, 1997 (the "Agreement") with Insignia Financial Group, Inc. ("Insignia"), a copy of which is attached hereto as
Exhibit 1 and is incorporated herein by reference. Pursuant to the Agreement, High River sold 2,857 Units, which constitutes all of the Units held by it and all of the Units beneficially owned by the Reporting Persons, to Insignia for $777.21 per Unit.

Item 5.   Interest in Securities of the Issuer

          Item 5(a) is hereby amended to add the following:

          As of June 13, 1997, the Reporting Persons beneficially owned 0
Units.

          Item 5(c) is hereby amended to add the following:

          High River entered into the Agreement as more fully described in
Item 4.

          Item 5(e) is hereby amended to add the following:

          On June 13, 1997, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Units.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 is hereby amended to add the following:

          High River entered into the Agreement as more fully described in
Item 4.

Item 7.   Material to Be Filed as Exhibits

          The following document is to be filed as an exhibit to this
Statement:

          Exhibit 1 Purchase and Sale Agreement dated as of June 13, 1997, between High River Limited Partnership and Insignia Financial Group, Inc.

                               SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statements is true, complete and correct.

Dated:    June 20, 1997

                         HIGH RIVER LIMITED PARTNERSHIP

                         By:  Riverdale LLC,
                              its General Partner

                         By:  /s/ Edward E. Mattner
                              Edward E. Mattner
                         Title:    Manager

                         RIVERDALE LLC

                         By:  /s/ Edward E. Mattner
                              Edward E. Mattner
                         Title:    Manager


                              /s/ Carl C. Icahn
                              Carl C. Icahn



           [Signature Page for Amendment No. 1 to Schedule 13D re Shelter Properties II Limited Partnership]